UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________________________ to ______________________________
Commission File Number: 001-05353
____________________
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex 401(k) Savings Plan
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

TELEFLEX 401(k) SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND SCHEDULE
Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) for the years ended December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2024.
Philadelphia, Pennsylvania
June 26, 2026

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025	2024
Assets
Cash and cash equivalents	$—	$8,622

Investments, at fair value
Registered investment companies	350,602,752	322,899,889
Common collective trusts	385,638,305	334,344,077
Common stock fund	21,634,975	33,639,899
Total investments, at fair value	757,876,032	690,883,865

Receivables
Participant loans receivable	8,131,154	8,101,350

Net assets
Available for benefits	$766,007,186	$698,993,837
See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2025 and 2024

	2025	2024

Additions to net assets
Contributions
Employer	$6,812,066	$17,908,894
Employee	34,783,588	34,663,703
Rollover	7,127,778	10,435,822
Total contributions	48,723,432	63,008,419
Investment income
Interest and dividends	18,612,286	13,167,629
Net appreciation in fair value of investments	73,244,672	50,480,676
Total investment income	91,856,958	63,648,305

Interest Income on participant loans	704,277	603,438

Total additions	141,284,667	127,260,162

Deductions from net assets
Benefits paid to participants	73,796,951	86,102,079
Administrative fees	463,730	527,278
Other deductions	10,637	—
Total deductions	74,271,318	86,629,357

Net increase	67,013,349	40,630,805

Plan assets transferred in (Note G)	—	42,983,680

Net assets available for benefits
Beginning of year	698,993,837	615,379,352

End of year	$766,007,186	$698,993,837
See accompanying notes

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
Note A — General description of the plan and summary of significant accounting policies
General Description of the Plan
A general description of the Teleflex 401(k) Savings Plan (the “Plan”) follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of Teleflex Incorporated (the “Company”) or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time and part-time employees are eligible to enter the Plan at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan includes an employee stock ownership plan ("ESOP") feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended ( the "Code"). The ESOP feature permits a participant to elect to have any dividend paid on the shares of Company common stock allocated to his or her account either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.
Safe Harbor Plan/Automatic Contributions - The Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” ("QACA") with the meaning of Code Sections 401(k)(13) and 401(m)(12), as well as an “eligible automatic contribution arrangement” ("EACA") within the meaning of Code Section 414(w). The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant’s first automatic contribution. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy annual nondiscrimination tests (the actual deferral percentage test and the actual contribution percentage ("ACP") test).
Under the safe harbor design, once a participant becomes eligible to participate in the Plan, the participant is automatically enrolled at a 3% deferral rate unless opting out of the automatic deferral feature. Thereafter, the automatic deferral percentage increases by 1% each year up to a maximum automatic deferral of 10%. As part of the QACA, the Company makes “Safe Harbor Non-Elective Contributions” in an amount equal to 3% of each participant’s compensation paid during the portion of the year in which he or she is a participant.
Contributions - Participants were able to contribute up to the lesser of $23,500 and $23,000 or 50% of their annual compensation during 2025 and 2024, respectively. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes.
In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $7,500 during 2025 and 2024, respectively. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover contribution into the Plan). As stated above, the Company makes employer Safe Harbor Non-Elective Contributions equal to 3% of a participant’s compensation paid during the portion of the year in which he or she is a participant. For the year ending December 31, 2025, the Company also made “Non-Safe Harbor Matching Contributions" equal to 100% of elective deferral contributions (including Roth elective deferral contributions and catch-up contributions) up to 2% of compensation that are designed to automatically satisfy the ACP test. For purposes of calculating contributions, compensation is limited to a maximum of $350,000 and $345,000 during 2025 and 2024, respectively.
Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer contributions, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily or once in a 30-day timeframe depending on the fund type. A participant may stop, start, or change their 401(k) salary deferral rate at will.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed interest rate over the term of the loan. The interest rate is established on the date the loan is granted at prime rate plus 2%. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: (i) a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due; (ii) a participant on a leave of absence has an unpaid amount for a period of a year; or (iii) a participant incurs a severance from employment.
Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. With the exception of certain discretionary employer contributions and matching contributions (if any) that become 100% vested after participants have completed three years of employment, the Company’s contributions, including Safe Harbor Non-Elective Contributions, Safe Harbor Matching Contributions made prior to January 1, 2025, discretionary profit sharing contributions made for years beginning on and after January 1, 2024, and Non-Safe Harbor Matching Contributions made for years beginning on and after January 1, 2025, become 100% vested after participants have completed two years of employment.
Payment of Benefits - Benefits are recorded when paid. The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at the termination of employment. A participant who is an employee and has attained age 59½ may elect to withdraw any portion of his or her non-forfeitable account in accordance with the procedures established by the Plan Administrator. Withdrawals shall be made on a pro-rata basis if a Participant elects to make a withdrawal from more than one sub-account in his or her account. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time. Mandatory distributions are made in accordance with Plan provisions.
Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of contributions made to the Plan by the Company and the other participating employers in the Plan if the Company and participating employers do not elect to fund the entire amount of such contributions out of their assets and to the extent such contributions are not funded with assets from the qualified replacement plan suspense account described in Note G. In addition, for any year, to the extent that such forfeitures are not used to reduce the Company’s or other participating employers’ contributions to the Plan, the Plan Administrator may allocate and use forfeitures to pay Plan expenses. The amount of unallocated forfeitures at December 31, 2025 and 2024 were $866,855 and $322,983, respectively. For the year ended December 31, 2025 and 2024, forfeitures used to offset employer contributions were $1,100,115 and $799,834, respectively.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article XIII of the Plan document.
Plan Amendments - An amendment to the Plan was executed on December 18, 2025, which allows all employees from the Vascular Intervention business of BIOTRONIK SE & Co. KG ("Biotronik"), which was acquired on June 30, 2025, to participate in the Plan beginning on July 1, 2025. The amendment granted an individual who was a Biotronik employee immediately prior to July 1, 2025 full credit for purposes of eligibility and vesting under the Plan for the individual’s most recent continuous period of service with Biotronik. All former Biotronik employees who were eligible to participate in the Plan were provided an option to rollover their Biotronik/Micro Systems Engineering 401(k) Plan account balances into the Plan.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts, as well as the Company common stock fund as investment options for participants.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
Significant Accounting Policies
The significant accounting policies of the Plan employed in the preparation of the accompanying financial statements follow:
Valuation of investments - The Plan’s investments are stated at fair value pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further information on fair value measurements.
Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. Any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.
Revenue Recognition and Method of Accounting - All transactions are recorded on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year. Expenses are recorded as incurred.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Note B — Administration of the plan
The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. Charles Schwab Bank ("Schwab") is the trustee and third-party administrator of the Plan. Schwab charges a per participant fee for the administrative services that it provides to the Plan. Actively employed participants pay a small portion of the participant fee on a quarterly basis. The Company and any other Company affiliate that participates in the Plan (a "Participating Employer") pay the remaining portion of the fee for participants who are actively employed by the Company or a Participating Employer. Participants who are not actively employed by the Company or a Participating Employer pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the common collective trust funds are charged to participants with balances in the respective trust.
Note C — Tax status of the plan
The Plan obtained its latest determination letter on August 4, 2015, in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Code (i.e., satisfied the applicable requirements of Code Section 401 et. seq. to be a tax-qualified plan and satisfied the applicable requirements of Code Section 501 et. seq. for the Plan’s trust to be a tax-exempt trust). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan as currently designed, continues to satisfy the applicable requirements of Code Sections 401 and 501 et. seq. to be a tax-qualified plan and tax-exempt trust. In addition, to the knowledge of the Plan Administrator and the Plan’s legal counsel, the Plan and its trust are currently being operated in compliance with the applicable requirements of Code Sections 401 and 501 et. seq. and, therefore, the Plan and its related trust are tax-qualified and tax-exempt, respectively.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2025 and

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note D — Related party transactions and party in interest transactions
The Plan participants invest in shares of the Company’s stock through the Teleflex Incorporated common stock fund. The common stock fund held 176,658 and 187,903 shares of the Teleflex Incorporated common stock representing 3% and 5% of Plan assets as of December 31, 2025 and 2024, respectively. These transactions, in addition to participant loan receivables, qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.
Note E — Fair value measurements
FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - inputs to the fair value measurement that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - inputs to the fair value measurement that are unobservable inputs for the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
A summary by level within the fair value hierarchy (as defined above) of the Plan’s investments measured at fair value on a recurring basis is as follows:

	Level 1	Level 2	December 31, 2025

Registered investment companies	$350,602,752	$—	$350,602,752
Company common stock fund	—	21,634,975	21,634,975
Total investments in fair value hierarchy	350,602,752	21,634,975	372,237,727
Common collective trusts measured at net asset value (1)	—	—	385,638,305
Total investments, at fair value	$350,602,752	$21,634,975	$757,876,032

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

	Level 1	Level 2	December 31, 2024

Registered investment companies	$322,899,889	$—	$322,899,889
Company common stock fund	—	33,639,899	33,639,899
Total investments in fair value hierarchy	322,899,889	33,639,899	356,539,788
Common collective trusts measured at net asset value (1)	—	—	334,344,077
Total investments, at fair value	$322,899,889	$33,639,899	$690,883,865
(1)    The common collective trusts are measured at the net asset value of units held at December 31, 2025 and December 31, 2024. In accordance with ASC 820, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above totals are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. Redemptions for common collective trusts are allowed daily without any restrictions or notice periods, and there are no unfunded commitments.
The following is a description of the valuation methodologies used for assets measured in fair value hierarchy:
•Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The funds are deemed to be actively traded.
•The Company common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component at year end.
Note F — Risks and uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note G — Plan Assets Transferred In
During 2024, following the Company's decision to terminate the TRIP, a U.S. defined benefit pension plan, the Company settled all remaining benefits. As the assets within the TRIP Trust exceeded the obligations after settlement, the Company elected to transfer $42,983,680 in surplus assets to a suspense account within the Plan. A portion of the transferred assets in the qualified replacement plan suspense account must be utilized annually to comply with IRS qualified replacement plan requirements.
For the year ended December 31, 2025, $13,345,769 of qualified replacement plan suspense account assets were utilized to fund certain employer contributions which resulted in reduced employer contributions being made from Company assets for the year ended December 31, 2025, as presented in the Plan's Statement of Changes in Net Assets Available for Benefits. For the year ended December 31, 2024, $6,253,500 of qualified replacement plan suspense account assets were utilized to fund a discretionary profit sharing contribution. The remaining balance of the qualified replacement plan suspense account is expected to be utilized for the Company's future Safe Harbor Non-Elective Contributions and/or discretionary profit sharing contributions under the Plan.

Note H — Subsequent Events
Plan Management has evaluated all events or transactions that occurred through June 26, 2026, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

Supplemental Schedule

TELEFLEX 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2025
Plan EIN# 23-1147939, Plan 010

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	American Funds New Perspective Fund; Class R-6	Registered Investment Company	$3,571,269
	American Funds New World Fund; Class R6	Registered Investment Company	5,891,705
	Columbia Dividend Income: Institutional Shares	Registered Investment Company	21,462,108
	JPMorgan Small Cap Equity Fund; Class R6	Registered Investment Company	4,819,888
	JPMorgan Large Cap Growth Fund; Class R6	Registered Investment Company	45,565,154
	Metropolitan West Total Return Bond Fund; P Class	Registered Investment Company	15,575
	Touchstone Midcap R6	Registered Investment Company	12,072,352
	Vanguard Explorer Fund: Admiral Shares	Registered Investment Company	10,852,459
	Vanguard Extended Market Index Fund: Institutional Shares	Registered Investment Company	9,502,537
	Vanguard Federal Money Market Fund	Registered Investment Company	40,318,280
	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	4,468,186
	Vanguard Institutional Index Fund	Registered Investment Company	65,839,554
	Vanguard International Growth: Admiral Shares	Registered Investment Company	15,464,400
	Vanguard Real Estate Index: Admiral Shares	Registered Investment Company	3,338,807
	Vanguard Small-Cap Index Fund: Admiral Shares	Registered Investment Company	8,748,520
	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	17,668,050
	Vanguard Total International Stock Index Fund Institutional Shares	Registered Investment Company	23,146,283
	Vanguard Total World Stock Index Fund: Admiral Shares	Registered Investment Company	11,784,375
	Fidelity Large Cap Growth Index	Registered Investment Company	10,405,354
	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	29,474,140
	Victory Core Plus Intermediate Bond	Registered Investment Company	6,193,756
*	Teleflex Stock Fund	Unitized Stock Fund	21,634,975
	Vanguard Retirement Savings Trust III	Common Collective Trust Fund	22,167,336
	Vanguard Target Retirement 2020 II	Common Collective Trust Fund	4,240,581
	Vanguard Target Retirement 2025 II	Common Collective Trust Fund	23,376,516
	Vanguard Target Retirement 2030 II	Common Collective Trust Fund	38,282,948
	Vanguard Target Retirement 2035 II	Common Collective Trust Fund	65,003,993
	Vanguard Target Retirement 2040 II	Common Collective Trust Fund	54,199,396
	Vanguard Target Retirement 2045 II	Common Collective Trust Fund	58,126,874
	Vanguard Target Retirement 2050 II	Common Collective Trust Fund	45,562,858
	Vanguard Target Retirement 2055 II	Common Collective Trust Fund	39,658,991
	Vanguard Target Retirement 2060 II	Common Collective Trust Fund	22,094,311
	Vanguard Target Retirement 2065 II	Common Collective Trust Fund	6,370,282
	Vanguard Target Retirement 2070 II	Common Collective Trust Fund	1,548,566
	Vanguard Retirement Income Trust II	Common Collective Trust Fund	5,005,653
*	Participant Loans	Participant Loans at rates between 5.25% to 10.50% with various maturities through May 2055	8,131,154
			$766,007,186
*Party-in-interest.
Cost information not required as all investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teleflex 401(k) Savings Plan

By:	/s/ Cameron P. Hicks
Cameron P. Hicks Corporate Vice President & Chief Human Resource Officer
Dated: June 26, 2026

INDEX TO EXHIBITS

Exhibit No.		Description

23.1	-	Consent of BDO USA, P.C, Independent Registered Public Accounting Firm